April 26, 2022

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 83 to the Registration Statement of Russell Investment Funds (filed on February 8, 2022)

Dear Ms. Lithotomos:

This letter responds to comments you provided to Andrea Hood and me in a telephonic discussion on March 17, 2022 regarding Post-Effective Amendment No. 83 to the Russell Investment Funds (“RIF” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on February 8, 2022. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAI unless otherwise indicated.

1.	Comment:	Please provide the completed fee and expense tables and examples for each Fund prior to filing the effective registration statement.

	Response:	Registrant confirms that completed fee and expense tables and expense examples will be provided when Registrant emails a portable document format (PDF) copy of the print-ready prospectus for each Fund referenced in the 485(a) filing to the Staff prior to the date of the 485(b) filing.

2.	Comment:	The “Principal Investment Strategies of the Fund” section in the Risk/Return Summary section for certain Funds states that the relevant Funds employ “discretionary and non-discretionary managers.” Please provide a plain English explanation for these terms. Please supplementally explain how assets are allocated among different investment approaches used for the Funds (e.g., discretionary approach, non-discretionary approach, investment manager approach, and quantitative and/or rules-based approach).

Response:

The Registrant believes that the current disclosure is clear and provides sufficient information for both current and prospective investors to understand the role of discretionary and non-discretionary managers. The “Principal Investment Strategies of the Fund” section for each Fund employing discretionary and/or non-discretionary managers sets forth the duties and responsibilities performed by such managers and Russell Investment Management, LLC (“RIM”), the investment manager for the Funds. For example, discretionary managers “select the individual portfolio instruments for the assets assigned to them” while non-discretionary managers “provide a model portfolio to RIM representing their investment recommendations, based upon which RIM purchases and sells securities for the Fund.” Furthermore, the “Non-Discretionary Implementation Risk” in the “Principal Risks of Investing in the Fund” section of the Funds’ Risk/Return Summary section and the “Risk” section of the Funds’ statutory prospectus provide additional information regarding non-discretionary management of the Funds. Accordingly, no changes have been made in response to this comment.

When constructing a Fund’s portfolio, including determining how to allocate the Fund’s assets among itself and the money managers’ strategies, RIM considers a variety of factors that impact the Fund’s return potential and portfolio risks. These factors include the Fund’s overall exposures, a money manager’s investment expertise, investment style, and investment approach and expected return of a money manager potential relative to its assigned benchmark, as well as the characteristics of the money manager’s typical investment portfolio. RIM also considers the manner in which money managers’ historical and expected investment returns correlate with one another. In addition, RIM may adjust allocations based on the Fund’s overall exposures and forecasted portfolio risk and in order to respond to changes in market risks and opportunities.

3.	Comment:	The “Principal Strategies of the Fund” section for certain Funds states that RIM “may use strategies based on indexes.” Please clarify what is meant by “strategies based on indexes” and revise this sentence using plain English.

	Response:	RIM may use strategies based on indexes, including optimized index sampling (strategies that seek to purchase a sampling of securities using optimization and risk models) and/or index replication for the construction of a Fund’s portfolio. The Registrant believes that the disclosure regarding RIM’s use of strategies based on indexes provides sufficient information for both potential and existing investors. Accordingly, Registrant respectfully declines to add the requested disclosure.

4.	Comment:	With respect to all Funds with an 80% test, please confirm supplementally how derivatives will be treated for purposes of satisfying the 80% test.

	Response:	For purposes of the 80% policy, derivatives in which a Fund invests are classified based on their underlying security or index. For example, a derivative whose value is derived from an underlying equity security will be treated as an equity security for purposes of the 80% policy.

5.	Comment:	The “Principal Risks of Investing in the Fund” section contains a “Financial Services Sector Risk.” Please consider adding a reference to the financial services sector to the “Principal Investment Strategies of the Fund.”

	Response:	The Registrant respectfully declines to incorporate this comment because no Fund has a principal investment strategy to invest in securities of issuers in the financial services sector.

6.	Comment:	Consider adding a cybersecurity risk as a risk factor.

	Response:	The Registrant notes that it has included cybersecurity risk disclosure in the “Operational Risk” section of the Prospectus. Registrant believes cybersecurity risk is a subset of operational risk and that describing cybersecurity risk within this section is appropriate and informative for shareholders.

7.	Comment:	The “Principal Risks of Investing in the Fund” section states that the “Multi-Manager Approach” is a principal risk of investing in the Funds. Please confirm that the Registrant operates pursuant to a manager of managers exemptive order.

	Response:	The Registrant confirms that it operates pursuant to a manager of managers exemptive order, SEC ICA Release No. 30556.

8.	Comment:	Please confirm that any missing or incomplete information will be included in the Registration Statement on or before the effective date.

	Response:	Registrant so confirms.

9.	Comment:	The “Principal Investment Strategies of the Fund” section states that the Funds are advised by multiple money managers. Please confirm how the money managers are paid.

	Response:	As disclosed in the “Money Manager” section of the Registrant’s SAIs, “[f]rom its advisory fees received from the Funds, RIM, as agent for RIC and RIF, pays all fees to the money managers for their investment selection services.”

10.	Comment:	It is the Staff’s position that any Fund that has “International” or “Global” in its name must invest at least 40%, but no less than 30%, of its assets in the securities of non-U.S. issuers. Please modify the disclosure in the Prospectus to reflect this Staff position with respect to each Fund.

Response:

The Registrant believes that the disclosure concerning the intention of each Fund to invest outside the United States is consistent with Commission and staff guidance concerning the use of the term “global” in fund names. Footnote 42 to Investment Company Act Release No. 24828 clarifies that the appearance of the terms “international” or “global” in a fund’s name do not trigger the 80% test of Rule 35d-1. The release notes that “[the Commission] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

The Registrant believes that each Fund’s investment strategy conforms to the guidance found in the above footnote.

For all Funds with “International” or “Global” in their names, Registrant has included the minimum percentage of each Fund’s assets that will be invested in securities of non-U.S. issuers. Registrant believes this disclosure sufficiently satisfies the requirements of Rule 35d-1 and, accordingly, no changes have been made in response to this comment.

11.	Comment:	Does the Global Real Estate Securities Fund or any other Fund have exposure to Russian securities?

	Response:	Certain Funds currently hold Russian-related securities. However, those securities are currently valued at zero, with the exception of Russian securities that are actively trading on a non-Russian exchange, and the Funds’ prior exposure to all Russian securities was minimal.

12.	Comment:	For the Russell Investment Company (“RIC”) Sustainable Equity Fund, an underlying fund of certain of the Registrant’s Funds, please include an 80% policy to invest in ESG-related investments in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please also disclose the criteria used to meet such 80% policy, including additional specificity with respect to ESG factors.

Response:	As noted in RIC’s comment response letters to the Staff dated February 23, 2022 and February 28, 2022, RIC pursues a sustainable investment strategy, rather than considering sustainable to be a type of investment, and therefore respectfully declines to add an 80% policy related to sustainable investments. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “sustainable” in the Fund’s name refers to the Fund’s sustainable investment strategy, pursuant to which it takes into account environmental, social and governance considerations and, in particular, seeks to tilt the portfolio toward companies that are expected to contribute to, and benefit from, a transition to a low carbon emission producing economy and away from companies with the greatest exposure to potential negative impacts of such a transition. Because RIC pursues a sustainable investment strategy, the Registrant does not believe that the Fund’s name is misleading. Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.” If the SEC amends Rule 35d-1 to specifically include “sustainable” as a term subject to the Names Rule, the Registrant will respond accordingly.

Sincerely,

/s/ Jennifer O’Brien

cc:	John V. O’Hanlon

    Mary Beth Rhoden Albaneze